NorthWest Indiana
BANCORP	9204 Columbia Avenue, Munster, Indiana 46321 / (219) 836-9690

September 17, 2009
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Michael Clampitt
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	NorthWest Indiana Bancorp
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-26128

Dear Mr. Clampitt:

We have received your letter dated August 19, 2009, detailing your office’s review of the above-referenced filings.  On behalf of NorthWest Indiana Bancorp (the “Bancorp”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

*  *  *  *  *

Form 10-K for the fiscal year ended December 31, 2008
Item 10.  Directors and Executive Officers of the Registrant, page 40

1.           While you incorporate a section captioned “Code of Ethics” from your definitive Proxy Statement, there is no section captioned “Code of Ethics” in your definitive Proxy Statement.  Please provide to the Staff and include in future filings the information required by Section 406 of Regulation S-K.

Response:  The information required by Section 406 of Regulation S-K with respect to the Bancorp’s Code of Ethics, which the Bancorp intends to incorporate by reference from its definitive proxy statement into Item 10 of Form 10-K pursuant to General Instruction G(3) thereto, is set forth in Exhibit A.  In the alternative, in future filings the Bancorp may choose to file a copy of its Code of Ethics as an exhibit to its Form 10-K, or undertake in its Form 10-K to provide to any person without charge, upon request, a copy of the Code of Ethics and explain the manner in which such request may be made.  In any event, the Bancorp intends to provide the information required by Section 406 of Regulation S-K in future filings, as requested.

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

2.           Please provide to the Staff and include in future filings the information required by Section 201(d) of Regulation S-K.

Response:  The information required by Section 201(d) of Regulation S-K, presented as of December 31, 2008, is set forth in Exhibit B.  The Bancorp intends to provide this information in future filings, as requested.

Item 13.  Certain Relationships and Related Transactions, page 14

3.           We note your disclosure in this section regarding loans and extensions of credit to executive officers and directors.  Please provide the staff with the information required by Section 404(a)(1-6) of Regulation S-K for transactions with related parties in excess of $120,000 that were not made on the same terms (including interest rates and fees charged) as those available to persons not related to the lender.  Please represent to the staff that this disclosure will be included in future filings with the SEC.

Response:  As stated on page 14 of the Bancorp’s definitive proxy statement filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2009, which information was incorporated by reference into Item 13 of the Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 pursuant to General Instruction G(3) thereto, the Bancorp’s wholly-owned subsidiary bank, Peoples Bank SB, offers loans to its executive officers, directors, principal shareholders, and employees with an interest rate that is generally available to the public with substantially the same terms as those prevailing for comparable transactions.  As a result, the Bancorp respectfully submits that it was and is permitted to disclose such loans and extensions of credit to its executive officers and directors pursuant to Instruction 4(c) to Item 404(a) of Regulation S-K, in lieu of the information required by Item 404(a)(1)-(6).  Notwithstanding, for purposes of clarity, in future filings the Bancorp intends to provide information regarding loans and extensions of credit which qualify for disclosure pursuant to Instruction 4(c) of Item 404(a) substantially in accordance with the disclosure set forth in Exhibit C.  To the extent such loans do not qualify for disclosure pursuant to Instruction 4(c), the Bancorp intends to provide disclosure regarding such transactions in accordance with Item 404(a)(1)-(6).

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

Form 10-Q for the quarterly period ended June 30, 2009
Item 1.  Unaudited Financial Statements
Consolidated Statements of Cash Flows, page 4

4.           We note your disclosure on page 12 that during the first quarter of 2009, the Bancorp conducted a $10.5 million one-time sale of portfolio fixed rate mortgage loans.  Please tell us how you accounted for the origination, transfer and subsequent sale of these loans in your statement of cash flows.  In preparing your response, please refer to SFAS 95 and at a minimum address how you concluded that the transfer of loans to held for sale should be included in the investing section of your statement of cash flows as opposed to a non-cash investing activity pursuant to paragraph 32 of SFAS 95.

Response:  The sale of $10.5 million worth of loans was a one-time, without recourse, sales transaction which consisted of fixed rate mortgages originally held for investment.  The decision to sell and the actual sale of the loans took place over a short period of time and was not a forced sale.  The loans were originated with the intent of holding for investment and were included in the investing section of the statement of cash flows throughout previous filings.  The transfer of loans from held for investment to held for sale was at the lower of cost or market and was determined to be a noncash transaction.  In accordance with paragraph 32 of SFAS 95, the transaction will be reported as a noncash transaction in all future filings, beginning with the September 30, 2009 Form 10-Q.  The offset to this change will be to the “Net change in loans receivable” line item in the investing section.

According to ASC-230-10-45-12 e, receipts from the sale of loans that were not specifically acquired for resale are to be classified as investing regardless of a change in the purpose of holding those loans.  Accordingly, the cash receipts from sale of the loans transferred from held for investment to held for sale are appropriately classified as an investing activity.

Notes to Consolidated Financial Statements
Note 7.  Adoption of New Accounting Standards
FSP FAS 115-2 and FAS 124-2, page 7

5.           Your disclosure states that the Company adopted FSP FAS 115-2 and FAS 124-2 in the interim period ending on June 30, 2009 with no material impact.  Please describe in sufficient detail how the Company has complied with this new other-than-temporary guidance for debt securities including the significantly enhanced disclosure requirements in paragraphs 38 through 43 of the FSP.  In the event the Company concludes they did not fully comply with the FSP, provide us with the disclosures as if presented in your June 30, 2009 Form 10-Q and confirm that the Company will fully comply with the requirements of this FSP in all future filings beginning with the Company’s September 30, 2009 Form 10-Q.

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

Response:  After further evaluation in light of the Staff’s comment, set forth in Exhibit D are the additional required disclosures needed to comply with the adoption of FSP FAS 115-2 and FAS 124-2 as if presented in the Bancorp’s Form 10-Q for the interim period ending on June 30, 2009.  In all future filings beginning with the September 30, 2009 Form 10-Q, the Bancorp will fully comply with the requirements of this FSP, as requested.The fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Non-performing loans, page 13

6.           We note your disclosures surrounding the four non-performing commercial real estate participation loans and the related specific reserves.  Please describe in more detail the type of information received from the lead lender and how it what (sic) used in determining the amount and timing of the specific reserves.  In preparing your response, please address the following:

•	Whether the lead lender uses external appraisals to determine the fair value of the underlying collateral for these collateral dependent loans;
•	If external appraisals are used, how and when the lead lender orders and receives these appraisals;
•
If the lead lender does not use external appraisals to fair value the underlying collateral for impaired loans, a comprehensive discussion explaining your understanding of their process and procedures for estimating the fair value of the collateral for these loans;

•	How and when you receive this information;
•	How you validate the information;
•	Whether you are aware of any significant time lapses during this process;
•	Whether you make any adjustments to this information and if so, the types and amounts of adjustments made;
•	How this information impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs; and
•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

In addition, please confirm that you will include enhanced disclosure similar to that provided in your response in future filings, beginning with your September 30, 2009 Form 10-Q.

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

Response:  For all of its commercial real estate participations, the Bancorp’s management requires that the lead lenders obtain external appraisals to determine the fair value of the underlying collateral for these collateral dependent loans.  The Bancorp’s management requires current external appraisals when entering into a new lending relationship or when events have occurred that materially change the assumptions in the existing appraisal, such as loan impairment.  The lead lenders receive external appraisals from qualified appraisal firms that have expertise in valuing commercial properties and are able to comply with the required scope of the engagement.  After the lead lender receives the external appraisal and performs its compliance review, the appraisal is forwarded to the Bancorp for review.  The Bancorp’s management validates the external appraisal by conducting an internal in-house review by personnel with expertise in commercial real estate developments.  If additional expertise is needed, an independent review appraiser is obtained to assist in the evaluation of the appraisal.  The Bancorp is not aware of any significant time lapses during this process.  Periodically, the Bancorp’s management may make adjustments to the external appraisal assumptions if additional known quantifiable data becomes available that materially impacts the value of a project.  Examples of adjustments that may occur are changes in property tax assumptions or changes in capitalization rates.  No adjustments were made to the appraisals that affected the June 30, 2009 reporting period.  The Bancorp’s management relies on up to date external appraisals to determine the current value of its commercial real estate participation loans.  These values are appropriately adjusted to reflect changes in market value and, when necessary, are the basis for establishing the appropriate allowance for loan loss reserve.  If an updated external appraisal for a commercial real estate participation loan is received after the balance sheet date, but before the annual or quarterly financial statements are issued, material changes in appraised values are “pushed back” in the yet to be issued financial statements in order that appropriate loan loss provision is recorded for the current reporting period.  The Bancorp’s management consistently records loan charge-offs based on the fair value of the collateral as presented in the current external appraisal.

The Bancorp will include enhanced disclosures similar to those set forth above in future filings beginning with the September 30, 2009 Form 10-Q, as requested.

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

Trust Preferred Securities, page 14

7.           We note the significant unrealized losses related to your pooled trust preferred securities at June 30, 2008.  We have the following comments.

(a)           Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of June 30, 2008 (sic).  Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, provide an enhanced description of the “payment in kind” status for the two trust preferred securities described on page 14 specifically addressing what you are receiving on a monthly basis (e.g., interest payments, principal payments, increased principal payments in lieu of interest deferrals, etc.) and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Response:  For the quarter ended June 30, 2009, the Bancorp’s management performed an other-than-temporary impairment analysis for each of its four pooled trust preferred securities.  The analysis utilizes analytical models used to project future cash flows for the pooled trust preferred securities based on current assumptions for prepayments, default and deferral rates, and recoveries.  The projected cash flows are than tested for impairment consistent with EITF 99-20 (as amended by FSP EITF 99-20-1).  The other-than-temporary impairment testing compares the present value of the cash flows from quarter to quarter to determine if there is a “favorable” or “adverse” change.  Other-than-temporary impairment is recorded if the projected present value is lower than the book value of the security.  To perform the quarterly other-than-temporary impairment analysis, management utilizes current reports issued by the trustee, which contains principal and interest tests, waterfall distributions, note valuations, collection detail and credit ratings for each pooled trust preferred security.  In addition, for the performing collateral, management monitors the level of non-performing assets and capital adequacy to determine trends of future defaults or deferrals.

During the quarter ended June 30, 2009, two of the trust preferred securities with a book value of $2.8 million were placed in “payment in kind” status.  As a result, the quarterly interest payment for the two securities has been temporarily suspended.  Management has decided not to capitalize the “payment in kind” interest payments to the book value of the securities and will keep these securities in non-accrual status until the quarterly interest payments resume.  Based on management’s current other-than-temporary impairment cash flow testing, it is estimated that interest payments will resume in March 2012 and September 2013.  The Bancorp is not receiving any monthly principal payments on these securities.  The current cash flow projections support the carrying value of the security and therefore, there is no other-than-temporary impairment.  Management will continue to test the securities for other-than-temporary impairment on a quarterly basis.

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

(b)           Please provide us your calculation of the present value of cash flows expected to be collected from these securities.  Please confirm that you use the same methodology for all of your trust preferred securities.  Identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance.  Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Discount rate: tell us the discount rate used and how it was determined.
•	Deferrals and defaults:
a.
tell us in detail how you developed your estimate of future deferrals and defaults.  Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,

b.	tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,
c.	tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,
d.	tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and
e.	tell us the recovery rate you used and how it was determined.

Response:  In response to the Staff’s comment, the Bancorp is supplementally providing the requested information under separate cover pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. § 200.83).

(c)           Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008, March 31, 2009 and June 30, 2009.  Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

Response:  When the Bancorp’s management receives updated assumption information for significant financial reporting estimates after the balance sheet date, but before the financial statements are issued, this information is evaluated to determine if it would have an effect on the financial statements yet to be issued and if so, those effects are evaluated for materiality to determine if the financial statements need to be updated to reflect these potential changes.  For the reporting periods ended December 31, 2008, March 31, 2009 and June 30, 2009, the Bancorp’s management did not receive additional information regarding interest deferrals, defaults or credit rating downgrades for its pooled trust preferred securities, which had a material impact on its other-than-temporary impairment analysis after the balance sheet date, but before the financial statements were issued.

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

(d)           Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.  Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with disclosures as if presented in your June 30, 2009 Form 10-Q addressing the following information: deal name, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks and/or insurance companies currently performing, actual deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.  Lastly, please confirm that you will include similar disclosure in all future filings beginning with your September 30, 2009 Form 10-Q.

Response:  The additional disclosures requested by the Staff relating to the Bancorp’s trust preferred securities with at least one rating below investment grade, are set forth in the attached Exhibit E as if presented in the Bancorp’s Form 10-Q for the quarterly period ending June 30, 2009.  The Bancorp will include similar disclosures in future filings beginning with the September 30, 2009 Form 10-Q, as requested.

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On behalf of the Bancorp, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt
Securities and Exchange Commission
September 17, 2009

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (219) 853-7610, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Robert T. Lowry
Robert T. Lowry
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David A. Bochnowski
Claudia V. Swhier, Esq.
David P. Hooper, Esq.

Exhibit A

Code of Ethics

The Bancorp has adopted a Code of Business Conduct and Ethics (the “Ethics Code”) that applies to all of the Bancorp’s directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, and controller.  The Ethics Code is posted on the Bancorp’s website at www.ibankpeoples.com.  The Bancorp intends to disclose any waivers of the Ethics Code for directors or executive officers of the Bancorp and any amendments to the Ethics Code by posting such waivers and amendments on its website.

Exhibit B

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2008 with respect to the Company’s existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	70,597	$23.56	243,250
Equity compensation plans not approved by security holders	0	0	0
Total	70,597	$23.56	243,250

Exhibit C

Transactions With Related Persons

The Bank follows a policy of offering to its directors, officers, and employees real estate mortgage loans secured by their principal residence as well as other loans.  Current law authorizes the Bank to make loans or extensions of credit to its executive officers, directors, and principal shareholders on the same terms that are available with respect to loans made to persons who are not executive officers, directors, or principal shareholders of the Bank.  At present, the Bank offers loans to its executive officers, directors, principal shareholders, and employees with an interest rate that is generally available to the public with substantially the same terms as those prevailing for comparable transactions.  All loans to directors and executive officers must be approved in advance by a majority of the disinterested members of the Board of Directors.  Loans to directors, executive officers, and their associates totaled approximately $__________ or _____% of equity capital at December 31, 200___.  All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than normal risk of collectability or present other unfavorable features.

Exhibit D

The carrying amount, unrecognized gains and losses, and fair value of securities available for sale and held-to-maturity were as follows:

	(Dollars in thousands)
		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
6/30/2009
U.S. government sponsored entities	$13,976	$90	$(1)	$14,065
CMO and residential mortgage-backed securities	66,992	2,156	(6)	69,142
Municipal securities	30,703	370	(497)	30,576
Corporate debt securities	5,068	53	(110)	5,011
CMO government sponsored entities	6,793	56	(20)	6,829
Collateralized debt obligations	5,491	—	(4,655)	836
Total debt securities	$129,023	$2,725	$(5,289)	$126,459

12/31/2008
U.S. government sponsored entities	$5,484	$137	$—	$5,621
CMO and residential mortgage-backed securities	63,520	1,856	(7)	65,369
Municipal securities	26,952	259	(532)	26,679
Corporate debt securities	5,079	—	(266)	4,813
CMO government sponsored entities	3,756	97	(1)	3,852
Collateralized debt obligations	5,481	—	(3,608)	1,873
Total debt securities	$110,272	$2,349	$(4,414)	$108,207

	(Dollars in thousands)
		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
	Amount	Gains	Losses	Value
6/30/2009
Municipal securities	$17,129	$207	$(213)	$17,123
Residential mortgage-backed securities	1,104	18	(6)	1,116
Total debt securities	$18,233	$225	$(219)	$18,239

12/31/2008
Municipal securities	$18,127	$117	$(263)	$17,981
Residential mortgage-backed securities	388	16	—	404
Total debt securities	$18,515	$133	$(263)	$18,385

The fair value of debt securities and carrying amount, if different, at June 30, 2009 by contractual maturity were as follows.  Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	(Dollars in thousands)
	Available-for-sale	Held-to-maturity
	Fair	Carrying	Fair
	Value	Amount	Value

Due in one year or less	$12,180	$—	$—
Due from one to five years	7,691	—	—
Due over five years	30,617	17,129	17,123
CMO and residential mortgage-backed securities	75,971	1,104	1,116
Total	$126,459	$18,233	$18,239

Realized gains and losses resulting from the sale of securities recorded on the trade date were computed by the specific identification method and are as follows:

	(Dollars in thousands)
	6/30/2009	12/31/2008

Proceeds	$7,575	$11,203
Gross gains	344	214
Gross losses	(140)	(5)

Change in net unrealized holding gain/(loss) on available-for-sale securities that have been included in other comprehensive income were as follows:

(Dollars in thousands)
	Balance	Current	Balance
	at	Period	at
	12/31/08	Change	6/30/09

Unrealized gains (losses) on securities available for sale	$(1,375)	$(334)	$(1,709)

Securities with carrying values of $26,958,000 and $37,414,000 were pledged as of June 30, 2009 and December 31, 2008, respectively, as collateral for repurchase agreements and public funds and for other purposes as permitted or required by law.

Securities with unrealized losses at June 30, 2009 and December 31, 2008 not recognized in income are as follows:

	(Dollars in thousands)
	Less than 12 months		12 months or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
6/30/2009
Description of Securities:
U.S. government sponsored entities	$5,991	$(1)	$—	$—	$5,991	$(1)
CMO and residential mortgage-backed securities	4,180	(32)	63	—	4,243	(32)
Municipal securities	20,228	(458)	2,477	(252)	22,705	(710)
Corporate debt securities	—	—	5,011	(110)	5,011	(110)
Collateralized debt obligations	—	—	836	(4,655)	836	(4,655)
Total temporarily Impaired	$30,399	$(491)	$8,387	$(5,017)	$38,786	$(5,508)

	(Dollars in thousands)
	Less than 12 months		Less than 12 months		Less than 12 months
	Fair	Fair	Fair	Fair	Fair	Fair
	Value	Value	Value	Value	Value	Value
12/31/2008
Description of Securities:
U.S. government sponsored entities	$—	$—	$104	$(1)	$104	$(1)
CMO and residential mortgage-backed securities	1,368	(3)	371	(4)	1,739	(7)
Municipal securities	25,924	(795)	—	—	25,924	(795)
Corporate debt securities	4,813	(266)	—	—	4,813	(266)
Collateralized debt obligations	1,409	(2,640)	464	(968)	1,873	(3,608)
Total temporarily Impaired	$33,514	$(3,704)	$939	$(973)	$34,453	$(4,677)

Unrealized losses on seventy-one securities have not been recognized into income because the securities are of high credit quality or have undisrupted cash flows.  Management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates.  There have been no credit losses recognized on these securities.  The fair value is expected to recover as the securities approach maturity.

We currently have four trust preferred securities.  In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as amended by FSP 115-2 and 124-2, we have determined this decline in value to represent only temporary impairment. These investments are held by our investment subsidiary, and are collateralized by underlying investments in trust preferred securities issued by many different banks and insurance companies.  We believe the increase in the net unrealized losses on these securities is the result of the decline in the overall economy, the low trading volume of the securities, and the market’s general lack of confidence in the financial services industry.  Based on the latest trustee reports, review of underlying financial information, and review of projected cash flows, we believe that no adverse change in estimated cash flows has occurred and anticipate no estimated credit losses.

The Bancorp evaluates securities for other-than-temporary impairment, at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bancorp to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  In analyzing an issuer’s financial condition, the Bancorp may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

Exhibit E

Below is a table containing comprehensive and detailed disclosure for the Bancorp’s pooled trust preferred securities with at least one rating below investment grade at June 30, 2009:

Deal name	PreTSL XXIV	PreTSL XXVII	Alesco IX	Alesco XVII
Class	B-1	C-1	A-2A	B
Book value	1,304,319	1,435,849	1,337,768	1,413,278
Fair value	255,637	130,719	225,000	225,000
Unrealized gains/(losses)	(1,048,682)	(1,305,130)	(1,112,768)	(1,188,278)
Lowest credit rating assigned	Caa3	Ca	BB	Ca
Number of banks performing	63	34	41	41
Number of insurance companies performing	13	7	8	n/a
Deferrals & defaults as a % of performing collateral	25.8%	16.1%	16.5%	20.4%
Recovery assumptions	15% - 2 year lag	15% - 2 year lag	15% - 2 year lag	15% - 2 year lag
Excess subordination as a % of performing collateral	1.84%	-3.22%	28.40%	10.50%

In the table above, the excess subordination as a percent of collateral represents the current level of performing collateral in relationship to the outstanding bonds in the class.